EXHIBIT 99.1
ADDITION OF AN AFFILIATED COMPANY
1.	Company to be affiliated of

- Company Name	:		POSCO-India Private Limited
- Total Assets (KRW)	:		52,807 Million (INR 2,249,999,990)
- Total Equity (KRW)	:		52,807 Million
- Paid-in Capital (KRW)	:		52,807 Million
- Business Scope	:	-	Feasibility Study (F/S) on steel mill, iron ore mine and related infrastructure
		-	Construction and operation of steel mill and related
	I		infrastructure (On the assumption of being viable through F/S)
2.	Name of company group: POSCO (POS-India Private Limited wholly owned by POSCO)

3.	Total number of affiliated companies after additional affiliation : 53

4.	Date when addition is confirmed : Paid-in Capital paid on September 20, 2005
- Total Assets, Total Equity and Paid-in Capital converted into KRW at the rate of 23.47 KRW/INR on September 20, 2005.